SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 13, 2021 re TAT Technologies Ltd. Reports First Quarter 2021 Results.

ITEM 1

Press Release

TAT Technologies Reports First Quarter 2021 Results

GEDERA, Israel, May 13, 2021 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three-month period ended March 31, 2021.

Financial highlights for the first quarter of 2021 (unaudited):

•	Revenues for Q1 2021 increased by 11% to $18.3 million compared to revenues of $16.5 million in Q4 2020 and decreased by 25% compared to $24.6 million in Q1 2020.

•	Gross profit for Q1 2021 increased by 259% to $3.4 million compared to $0.9 million in Q4 2020 and decreased by 26% compared to $4.6 million in Q1 2020.

•	Gross margin for Q1 2021 improved to 18.6% compared to 5.7% in Q4 2020 and compared to 18.5% in Q1 2020.

•	Adjusted EBITDA for Q1 2021 increased by $2.7 million to $1.6 million compared to a loss of $1.1 million in Q4 2020 and decreased by 36% compared to $2.5 million in Q1 2020.

•	Net income for Q1 2021 increased to $0.6 million compared to a loss of $1.9 million in Q4 2020 and compared to net income of $0.4 million in Q1 2020.

The Company is proceeding with its recently announced plan to improve its cost structure, and in that respect has recently begun executing on its plan to consolidate the Company’s operations in Kiryat Gat, Israel and Tulsa, Oklahoma. Among other things, such actions will enable the Company to concentrate its heat exchanges cores activity in the United States allowing for better operational flow, getting closer to the Company’s customer base and cutting fixed costs. To support this process, the Company successfully continued to obtain loans from banks in Israel and the US and has continued in improving its working capital. In connection with such plan, the Company incurred expenses of $0.5 million and capital expenditures of $0.5 million in Q1 2021.

As part of the consolidation of certain of the Company’s operations in the US, the Company secured grants and incentives from the State of Oklahoma in an amount of approximately $11 million (subject to the terms of such grants) which will be utilized to finance investments and employee-related expenses of the Company’s operations in Oklahoma.

Mr. Igal Zamir, TAT’s CEO and President commented on the results: “In Q1 we increased our revenues and gross margin, improved our working capital and stabled the Company’s operational cash flow. In Q1 of 2021 we already started enjoying the fruits of our strategic lease deal with Honeywell that was signed at the end of 2020 as well as a PPP loan forgiveness of $1.44 million. We continue with the plan to streamline our operations and expect our cost structure to improve by 2022.”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, and depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2021	2020
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$21,709	$24,128
Accounts receivable, net	12,862	11,355
Inventory, net	40,406	41,223
Other current assets and prepaid expenses	2,856	2,737

Total current assets	77,833	79,443

NON-CURRENT ASSETS:
Restricted deposit	320	176
Investment in affiliates	759	771
Funds in respect of employee rights upon retirement	1,133	1,186
Deferred income taxes	702	566
Intangible assets, net	1,716	1,475
Property, plant and equipment, net	25,959	25,737
Operating lease right of use assets	6,461	6,767

Total non-current assets	37,050	36,678
Total assets	$114,883	$116,121

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$773	$1,477
Credit line from bank	6,012	3,000
Accounts payable	5,998	12,222
Accrued expenses	7,247	6,691
Operating lease liabilities	1,589	1,614
Provision for restructuring plan	470	-
Liabilities belong to discontinued operation	43	179

Total current liabilities	22,132	25,183

NON CURRENT LIABILITIES:
Long-term loans	5,625	3,489
Liability in respect of employee rights upon retirement	1,283	1,410
Operating lease liabilities	5,092	5,758

Total non-current liabilities	12,000	10,657
Total liabilities	34,132	$35,840

EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,737	65,711
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	(15)	128
Retained earnings	14,308	13,721
Total shareholders' equity	80,751	80,281

Total liabilities and shareholders' equity	$114,883	$116,121

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2021	2020(*)	2020
	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$4,154	$7,257	$22,739
Services	14,206	17,393	52,620
	18,360	24,650	75,359

Cost of goods:
Products	3,610	5,794	20,751
Services	11,352	14,273	46,173
	14,962	20,067	66,924
Gross Profit	3,398	4,583	8,435

Operating expenses:
Research and development, net	136	37	185
Selling and marketing	1,205	1,157	4,369
General and administrative	1,622	2,048	7,612
Restructuring and other expenses	520	-	315
	3,483	3,242	12,481

Operating income (loss)	(85)	1,341	(4,046)

Financial income (expenses), net	397	160	(770)

Income (loss) before taxes on income (tax benefit)	312	1,501	(4,816)

Taxes on income (tax benefit)	(131)	642	(1,517)

Income (loss) before equity investment	443	859	(3,299)

Share in results of affiliated companies	(12)	(98)	(185)
Net income (loss) from continued operation	$431	$761	$(3,484)

Net profit (loss) from discontinued operation	156	(315)	$(1,845)

Net income (loss)	$587	$446	$(5,329)

Basic and diluted income per share

Net income (loss) per share basic and diluted from continued operation	$0.05	$0.09	$(0.39)
Net income (loss) per share basic and diluted from discontinued operation	$0.02	$(0.04)	$(0.21)
Net income (loss) per share basic and diluted	$0.07	$0.05	$(0.6)

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696
Diluted	8,874,696	8,874,696	8,874,696

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	(Unaudited)	(Unaudited)	(Audited)

Net income	$587	$446	$(5,329)
Other comprehensive income (loss)
Net unrealized incomes (losses) from derivatives	(143)	(108)	232
Reclassification adjustments for gains included in net income and inventory	-	5	(130)
Total other comprehensive income	$444	$343	$(5,227)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018	9,122,501	$2,802	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income (loss)	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED MARCH 31, 2021 (unaudited):
Comprehensive income (loss)	-	-	-	(143)	-	587	444
Share based compensation	-	-	26	-	-	-	26
BALANCE AT MARCH 31, 2021 (unaudited)	9,149,169	$2,809	$65,737	$(15)	$(2,088)	14,308	$80,751

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2021	2020	2020
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$587	$446	$(5,329)
Net income (loss) from continued operations	431	761	(3,484)
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,056	1,035	4,065
Loss (gain) from change in fair value of derivatives	(9)	109	(34)
Provision for doubtful accounts	-	205	(8)
Share in results of affiliated Company	12	98	185
Share based compensation	26	40	138
Non cash finance expense	(397)	(229)	566
Provision for restructuring expenses	533	-	-
Liability in respect of employee rights upon retirement	(127)	(128)	(341)
Impairment of intangible assets	-	-	298
Deferred income taxes, net	(136)	312	(1,438)
Government loan forgiveness	(1,443)	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(1,573)	267	9,472
Decrease (increase) in other current assets and prepaid expenses	(181)	710	310
Decrease (increase) in inventory	798	(470)	1,868
Decrease in trade accounts payable	(106)	(3,212)	(5,336)
Increase (decrease) in accrued expenses	560	1,778	(252)
Decrease in other long-term liabilities	(27)	(13)	(62)
Net cash provided by (used in) operating activities	$(583)	$1,263	$5,947

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	-
Purchase of property and equipment	(7,605)	-	(3,894)
Purchase of intangible assets	(285)	(898)	(1,513)
Cash flows used in investing activities	$(7,890)	$(898)	$(5,407)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	3,000	-	3,960
Proceeds from long-term loans received	3,042	-	3,692
Cash flows provided by financing activities	$6,042	$-	$7,652

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net profit (loss) from discontinued operation	156	(315)	(1,845)
Net cash provided by operating activities	-	366	1,998
Net cash provided by (used in) discontinued activities	156	51	153

Net increase (decrease) in cash and cash equivalents	(2,275)	416	8,345

Cash and cash equivalents at beginning of period	24,304	15,959	15,959

Cash and cash equivalents at end of period	$22,029	$16,375	$24,304

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2021	2020	2020

Net income	$587	$446	$(5,329)
Adjustments:
Share in results and sale of equity investment of affiliated companies	12	98	185
Taxes on income (tax benefit)	(131)	642	(1,517)
Financial (income) expenses, net	(397)	(160)	770
Depreciation and amortization	1,105	1,103	4,219
Provision for restructuring expenses	533	-	-
Exit and disposal activities	-	-	805
Discontinued operation (income) loss	(156)	315	1,845
Share based compensation	26	40	138
Adjusted EBITDA	$1,579	$2,484	$1,116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 13, 2021